BSP Securities, LLC

Statement of Financial Condition

December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3290 Northside Parkway, Suite 800
(No. and Street)

Atlanta	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason Carver (312) 521-1114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jason Carver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSP Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA R ARIMURA
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 13, 2024

Signature

Cheif Financial Officer

Title

Donna R. Arimura

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Equity Owners
of BSP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BSP Securities, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
February 28, 2020

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

BSP Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	1,460,602
Accounts receivable		428,215
Total Assets	$	1,888,817
Liabilities and Member's Equity		
Accounts payable	$	18,383
Due to affiliates		1,315,623
Total Liabilities		1,334,006
Member's equity		554,811
Total Liabilities and Member's Equity	$	1,888,817

See accompanying Notes to Financial Statement.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Business

BSP Securities, LLC (the "Company") is a Georgia limited liability company formed on September 15, 2010 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking services primarily to small and mid-sized banks in the southeastern United States. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule.

Per its FINRA membership agreement, the Company is permitted to be an underwriter or selling group participant in firm commitment underwritings (directing clients to deal managers for transaction executions), private placements of securities, and merger and acquisition services.

The Company was a wholly owned subsidiary of Bank Street Partners, LLC for the period January 1, 2019 through May 31, 2019. On June 1, 2019 (the Acquisition Date), the Company was acquired by PT Financial Companies, LLC (Parent) under an asset purchase agreement. After the Acquisition Date, the Company is now a wholly owned subsidiary of the Parent. For additional details please refer to Note 2.

Basis of Presentation and Use of Estimates

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable, or contract assets, represents money due to the Company from a client where services have been rendered. The Company believes the full amount of the receivable is collectible; therefore, no allowance for doubtful accounts has been recorded in these financial statements. The Company had an accounts receivable balance of $428,215 and $13,081 at December 31, 2019 and 2018, respectively. Receivables are short term in nature and related to different customers.

Concentration of Credit Risk

The Company maintains cash balances at banks or other financial institutions. At various times during the year, these balances may exceed the $250,000 FDIC insurance limit.

Recent Accounting Pronouncement

In 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends aspects of the measurement of credit losses on financial instruments, including replacing the existing credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 31, 2019. The Company has not yet determined the impact of the new standard on its current policies.

Note 2 – Change in Ownership

On June 1, 2019 (the Acquisition Date), Parent and the Company entered into a Closing Agreement whereby Parent acquired the net assets of the Company from Bank Street Partners, LLC. The net assets that were acquired were either at fair value or a cost that approximated fair value. The goodwill that resulted from this acquisition was recorded by the Parent in accordance with Accounting Standards Codification ("ASC") 350 – Intangibles – Goodwill and other. After the Acquisition Date, Bank Street Partners had no continuing interest in the Company.

Note 3 – Related Party Transactions

Prior to the Acquisition Date, Bank Street Partners, LLC provided ongoing administrative support, management, office space, office equipment and other services under a written Services Agreement. During the period January 1, 2019 through the Acquisition Date, all fees associated with this written Services Agreement were settled with Bank Street Partners, LLC prior to the Acquisition Date.

After the Acquisition Date, all vendor contracts and employees of the Company were transferred to Performance Trust Capital Partners, LLC ("PTCP"), which is an affiliate of the Company. The Company entered into a tri-party Services Agreement with both PTCP and Parent. On December 31, 2019, the company owed the Parent approximately $1.3 million, which is included in due to affiliates balance in the accompanying statement of financial condition.

Note 4 – Net Capital Requirements

The Company is subject to the U.S. SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $126,597, which was $37,663 in excess of its required minimum net capital of $88,934. The Company's percentage of aggregate indebtedness to net capital was 1,053.74% at December 31, 2019. The Rule may effectively restrict advances to affiliates or capital withdrawals.

Note 5 – Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through the date on which the financial statements were issued, noting none.

Note 6 – Contingencies

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial statements. The Company had no other contingencies at December 31, 2019.

Note 7 – Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company assesses the risk of loss to be remote.